

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2020

Daniel Miller
Chief Executive Officer
Steward Realty Trust, Inc.
9679 Myrtle Grove Lane
Easton, MD 21601

> **Re: Steward Realty Trust, Inc.**
> **Post Qualification Amendment to Offering Statement on Form 1-A**
> **Filed March 17, 2020**
> **File No. 024-10925**

Dear Mr. Miller:

We have reviewed your amendment and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amended Offering Statement on Form 1-A

General

1. We reissue prior comment 2 in part. Please ensure the disclosure in your offering statement is current. We note the facing page continues to refer to the annual period ended December 31, 2018. We also note disclosure on pages 30 and 41 regarding the market and security ownership respectively appears to provide information as of 2018. Please revise as previously requested.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: David McElroy, Esq.